

02050123

4. NO ACT
P.E 7-22-02
1-11166

August 1, 2002

Response of the Office of Chief Counsel
Response of the Office of Mergers and Acquisitions
Division of Corporation Finance

Re: 1. Alliance Capital Management Holding L.P. ("Alliance Holding")
2. Alliance Capital Management L.P. ("Alliance Capital")
3. Alliance Capital Management Corporation
4. AXA Financial, Inc.
Incoming letter dated July 22, 2002

Based on the facts presented, the Division will not recommend any enforcement action to the Commission, in reliance on your opinion of counsel that the exemption provided by Section 3(a)(10) of the Securities Act is available, if Alliance Holding issues Public Units, in exchange for Private Units, and distributes Private Units, in exchange for Public Units, as described in your letter (defined as the "Exchange Program"), without registration under the Securities Act of 1933.

In addition, as supplemented by conversations with the staff, but without necessarily concurring in your analysis, the Division will not recommend that the Commission take any enforcement action if the Exchange Program is effected as described in your letter and without compliance with Section 14(d) of the Securities Exchange Act of 1934 Act and the rules and regulation thereunder and without compliance with Rule 13e-4 under the Exchange Act. In addition, due to the fact that the Exchange Program is part of a judicially approved settlement, we will not recommend any enforcement action under Rule 14e-1(c) under the Exchange Act if payment is made as described in your letter. Finally, this Division will not recommend any enforcement action to the Commission if, in reliance on your belief that the exemption provided by Rule 13e-3(g)(2) is available, the proposed Exchange Program is effected as described in your letter without compliance with Rule 13e-3 under the Exchange Act.

Your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 10(b) and 14(e), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Partnerships, ACMC and AXA Financial as applicable. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, the proposed transactions.

Your request for confidential treatment pursuant to Rule 81(b) of the Commission's Regulation Concerning Information and Requests [17 C.F.R. § 200.81(b)], has been granted until the earlier of (a) 120 days from the date of this response; or (b) the date that any information contained in your letter or this response is made publicly available by any of the parties to the proposed Settlement (as defined in your letter).

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusion on the questions presented.

Sincerely,



David C. Lee
Special Counsel
Office of Chief Counsel



Pamela Carmody
Special Counsel
Office of Mergers and Acquisitions



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 1, 2002

Phillip R. Mills
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

Re: Alliance Capital Management Holding L.P.
Alliance Capital Management L.P.
Alliance Capital Management Corporation
AXA Financial Inc.

Dear Mr. Mills:

In regard to your letter of July 22, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4618

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

July 22, 2002

Re: **Alliance Capital Management Holding L.P.**
Alliance Capital Management L.P.
Alliance Capital Management Corporation
AXA Financial, Inc.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Mr. Dennis Garris
Office Chief, Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Alliance Capital Management Holding L.P. ("**Alliance Holding**"), Alliance Capital Management L.P. ("**Alliance Capital**" and together with Alliance Holding, the "**Partnerships**"), Alliance Capital Management Corporation ("**ACMC**") and AXA Financial, Inc. ("**AXA Financial**"), we respectfully request the concurrence of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") in our view that:

1. the (a) exchange of units of limited partnership interest of Alliance Capital ("**Private Units**") for newly issued units of limited partnership interest of Alliance Holding ("**Public Units**") and (b) redemption of Public Units in

exchange for Private Units currently held by Alliance Holding, in each case pursuant to a proposed settlement of class action litigation commenced against the Partnerships, does not require registration under the Securities Act of 1933, as amended (the "**1933 Act**"), by virtue of the exemption contained in Section 3(a)(10) of the 1933 Act; and

2. the filing, disclosure and procedural requirements of the Williams Act, including Rule 13e-3, Rule 13e-4, Regulation 14D and Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "**1934 Act**"), are inapplicable to the transactions contemplated by that settlement, including (a) the exchanges described above and (b) the purchase by AXA Financial (and/or an affiliate of AXA Financial) of Private Units from unitholders that elect to receive cash in lieu of Public Units from Alliance Holding.

This letter replaces our prior letters to you dated December 12, 2001 and June 3, 2002.

I. Background

A. *The Partnerships*

Alliance Holding is a limited partnership formed under Delaware law. On October 29, 1999, Alliance Holding reorganized by transferring its business to Alliance Capital, a newly formed Delaware limited partnership, in exchange for all Private Units. Alliance Holding subsequently completed a registered exchange offer pursuant to which it offered each holder of Public Units the choice of continuing to hold Public Units or exchanging Public Units for Private Units, which offer certain federal income tax benefits to holders relative to the Public Units, on a one-for-one basis.[1] Since the reorganization, Alliance Holding carries on no business other than holding units in Alliance Capital and engaging in related activities. The Public Units are registered under Section 12(b) of the 1934 Act and are listed on the New York Stock Exchange. The Private Units are registered under Section 12(g) of the 1934 Act but do not trade on any exchange and are subject to significant restrictions on transfer that are designed to prevent

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[1]For the Staff's information, we note that the Staff issued two no-action letters in connection with the reorganization of Alliance Holding. *See Alliance Capital Management Holding L.P./Alliance Capital Management L.P.*, SEC No-Action Letter (available August 24, 2000) and *Alliance Capital Management Holding L.P.*, SEC No-Action Letter (dated December 23, 1999; not publicly available). We believe that these no-action letters do not bear on the subject matter of the present letter.

Alliance Capital from being classified as a publicly-traded partnership, and taxed as a corporation, for federal tax purposes.

The common general partner of the Partnerships is ACMC, a Delaware corporation and an indirect, wholly owned subsidiary of AXA Financial. At March 31, 2002, Alliance Holding owned approximately 30% of the issued and outstanding Private Units, and AXA Financial and its affiliates owned approximately 52% of the issued and outstanding Private Units and approximately 2% of the issued and outstanding Public Units. AXA Financial is an indirect, wholly-owned subsidiary of AXA, a French company that is a holding company for an international group of insurance and related financial services companies. For insurance regulatory purposes, the shares of capital stock of AXA Financial beneficially owned by AXA and its subsidiaries have been deposited into a voting trust which has an initial term of 10 years commencing on May 12, 1992. The trustees of the voting trust have agreed to exercise their voting rights to protect the legitimate economic interests of AXA, but with a view to ensuring that certain minority shareholders of AXA do not exercise control over AXA Financial or certain of its insurance subsidiaries. The following diagram indicates the ownership structure of Alliance Holding and Alliance Capital:


AXA
100% (Indirect)
AXA Financial
100% (Indirect)
Equitable Life
Public, Management and Employees
2.1%LP
13.1%LP
100%
96.9%LP
Public, Management and Employees
38.6%LP
ACMC (General Partner)
1% GP
Alliance Holding
1%GP
17.3%LP
30.0%LP
Alliance Capital

B. *Litigation*

On September 29, 1999, a putative class action lawsuit was filed in the Delaware Court of Chancery in and for New Castle County (the "**Court**") against Alliance Holding, Alliance Capital, Alliance Capital Management Corporation and certain officers and directors of the Partnerships and ACMC on behalf of all record holders and beneficial owners (other than the defendants) of Public Units. The suit challenges the vote of the Alliance Holding unitholders taken in connection with the reorganization, alleging, among other things, that the vote of a majority of unitholders other than the general partner or its affiliates was insufficient under the terms of the Alliance Holding limited partnership agreement to approve an amendment and restatement of such agreement to facilitate the reorganization. The suit also alleges, among other things, certain breaches of fiduciary duty and disclosure violations.

Plaintiffs' counsel and counsel for defendants engaged in arm's-length negotiations concerning a possible settlement of the suit, and on October 29, 1999, entered into a memorandum of understanding relating to a settlement of the suit. Thereafter, plaintiffs' counsel advised defendants' counsel that discovery had not, in the view of plaintiffs' counsel, supported certain assumptions underlying the memorandum of understanding. On August 31, 2000, plaintiffs filed an amended complaint in the suit. Defendants moved to dismiss the amended complaint. On April 10, 2001, the Court issued an opinion granting in part and denying in part the defendants' motion to dismiss the lawsuit.

Following the issuance of the Court's opinion, the parties once again engaged in arm's-length negotiations concerning a possible settlement of the suit. As a result of these negotiations, the parties have entered into an amended and restated memorandum of understanding dated as of October 24, 2001 providing for the settlement of the action (the "**Settlement**"). For purposes of the Settlement, the plaintiff class has been defined as all record holders and beneficial owners (other than the defendants) of Public Units on any day during the period from April 8, 1999 (the date that the Alliance Holding reorganization was publicly announced) to and including October 29, 1999, including the legal representatives, heirs, successors in interest, and assigns by gift or operation of law of all such foregoing holders and/or owners, immediate and remote (such holders and owners, the "**Class Members**"). On December 6, 2001, the parties filed with the Court a stipulation relating to the Settlement. A copy of that stipulation is enclosed with this letter as Exhibit A solely for informational purposes. The parties have since agreed to amend the terms of the Settlement in certain respects.

C. *Overview of the Settlement*

The Settlement provides that the Alliance Holding limited partnership agreement will be amended in certain respects and that Alliance Holding unitholders will be granted certain access and inspection rights with respect to the books and records of Alliance Capital. The amendments to the limited partnership agreement required to effect that part of the Settlement were made on October 29, 1999 in connection with the Alliance Holding reorganization. In addition, the Settlement provides that two measures will be implemented to enhance the liquidity options of Class Members.

First, Alliance Capital will implement and abide by a policy pursuant to which ACMC and The Equitable Life Assurance Society of the United States, a wholly-owned subsidiary of AXA Financial ("**Equitable Life**"), will give their consents, as required by the Alliance Capital limited partnership agreement, to transfers of the Private Units proposed to be made by Alliance Capital unitholders, subject to annual and quarterly volume limitations and certain other restrictions designed to prevent Alliance Capital from being classified as a publicly traded partnership, and taxed as a corporation, for federal tax purposes. Each unitholder seeking to transfer its Private Units will be responsible for identifying a prospective transferee, negotiating the terms of the transfer and submitting all transfer documentation required by Alliance Capital or its transfer agent. Alliance Capital and its affiliates will not maintain a list of interested purchasers and will not participate in maintaining a formal or informal market in Private Units, and the transfers of Private Units under the policy will be conducted without registration under the 1933 Act.

Second, the Settlement provides that the Partnerships will implement an exchange program (the "**Exchange Program**") pursuant to which Class Members will have the right to have their Public Units redeemed by Alliance Holding in exchange for an equal number of Private Units held by Alliance Holding and to have their Private Units either acquired by Alliance Holding in exchange for an equal number of Public Units newly issued by Alliance Holding or, at the sole option of the submitting Class Member, purchased for cash by AXA Financial (and/or an affiliate of AXA Financial). The Exchange Program will be offered only once (subject to continuation into the following calendar year in the limited circumstances described below), and will be open for at least 30 days. Participating Class Members will have the right to withdraw the Public Units or Private Units that they have submitted at any time prior to the expiration of the offer, which will occur at the end of the offer period. The maximum number of Public Units or Private Units that any Class Member may submit in the Exchange

Program will be equivalent to the greatest number of Public Units that such Class Member held at any one time beginning April 8, 1999 to and including October 29, 1999. Any Class Member submitting Private Units in the Exchange Program that does not affirmatively elect to receive cash will receive Public Units only.

To avoid prejudice to Alliance Capital's tax status, the maximum aggregate number of Public Units (the "**Public Unit Cap**") that will be accepted in the Exchange Program will be the lesser of (i) 1,800,000 and (ii) an amount equal to 1.5% of the Private Units outstanding at the conclusion of the Exchange Program offer period, such amount to be calculated by excluding Private Units held by ACMC and persons related to ACMC and in accordance with applicable Treasury regulations. If the aggregate number of Public Units submitted in the Exchange Program exceeds the Public Unit Cap, then participation by Class Members submitting Public Units in the Exchange Program will be reduced on a *pro rata* basis, disregarding fractions, so that the number of Public Units accepted in the Exchange Program does not exceed such cap.

In addition, if the number of Private Units submitted in the Exchange Program (for cash or Public Units) exceeds the difference between the Public Unit Cap and the number of Public Units accepted in the program, then each submitting Private Unitholder will receive (a) at the conclusion of the offer period, a number of Public Units (and/or an equivalent amount of cash, if requested, based on the purchase price described below) equal to such unitholder's *pro rata* share, disregarding fractions and based on the number of Private Units submitted by such unitholder, of such difference and (b) subject to the limitation in the next sentence, promptly after the third business day of the calendar year following the year in which the offer period ends, a Public Unit (and/or an equivalent amount of cash, if requested, based on the purchase price described below) for each Private Unit submitted (and not withdrawn) by such unitholder in the program and not exchanged pursuant to clause (a). In no event shall the number of Private Units exchanged pursuant to clause (b) exceed the lesser of (i) 1,800,000 and (ii) an amount equal to 1.5% of the Private Units outstanding on January 1 of the year in which such exchanges are to be consummated, such amount to be calculated by excluding Private Units held by ACMC and persons related to ACMC and in accordance with applicable Treasury regulations. If the number of Private Units that would otherwise be exchanged for Public Units (and/or an equivalent amount of cash, if requested) pursuant to clause (b) exceeds such maximum, then the number of Private Units to be exchanged pursuant to clause (b) will be reduced on a *pro rata* basis, disregarding fractions, so that the number of Private Units so exchanged does not exceed such maximum. All Private Units not exchanged due to the foregoing limitation will be returned to the submitting Class Member.

The purchase price paid for any Private Unit with respect to which a submitting Class Member has made a cash election will be equal to the average of the closing prices of a Public Unit on the New York Stock Exchange (as reported in the national edition of *The Wall Street Journal*) for the 5 trading days ending 2 trading days prior to the closing of the offer period (or, with respect to purchases of Private Units in the calendar year following the conclusion of the offer period as described above, for the 5 trading days ending 2 trading days prior to the third business day of such following calendar year).

The withdrawal rights of Private Unitholders with respect to the Private Units the exchange of which has been delayed pursuant to clause (b) above will be extended until 5:00 p.m., Eastern time, on the third business day of the calendar year in which the exchanges pursuant to clause (b) are to be consummated, but no additional submissions of Private Units will be accepted once the offer has expired upon the conclusion of the offer period.

As of March 31, 2002, the number of Public Units outstanding was 75,506,455 and the number of Private Units outstanding was 249,314,840. Accordingly, no more than approximately 2.4% of the outstanding Public Units and approximately 1.4% of the outstanding Private Units can be transferred pursuant to the Exchange Program.[2]

The Settlement provides for the full and complete settlement, discharge and release of all claims by the Class Members against defendants and their affiliates.

Although the parties have executed and filed with the Court a stipulation relating to the Settlement, the parties have asked the Court not to approve at this time the form of notice of pendency of class action, proposed settlement of class action and settlement hearing (the "**Notice**") pending the Staff's response to the no-action requests in this letter. After obtaining the Staff's response, the parties will request that the Court enter an order that, among other things, (i)

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[2]At March 31, 2002, approximately 5.7% of the Public Units and approximately 82.8% of the Private Units were held by the Partnerships, ACMC, AXA Financial or their affiliates. Accordingly, no more than approximately 2.5% of the outstanding Public Units and approximately 8.4% of the Private Units held by persons other than the Partnerships and their affiliates can be transferred pursuant to the Exchange Program.

preliminarily certifies the class for settlement purposes, (ii) schedules a date for a settlement hearing (the "**Settlement Hearing**") at which all Class Members will have the opportunity to be heard regarding whether the Court should approve the Settlement pursuant to Delaware Court of Chancery Rule 23(e) as procedurally and substantively fair, reasonable, and adequate and in the best interests of the Class Members, (iii) acknowledges that the Court has been formally informed that the parties will rely upon an exemption from 1933 Act registration contained in Section 3(a)(10) of the 1933 Act based upon Court approval of the Settlement, and (iv) provides that the distribution of the Notice and the publication of a summary notice constitutes the best notice practicable under the circumstances and satisfies all the requirements of applicable law and due process.

The Court will require that no later than 45 days prior to the date of the Settlement Hearing the Notice be mailed by first-class mail, postage prepaid, to all unitholders of record of Alliance Holding on any day during the period from and including April 8, 1999 through and including October 29, 1999. Nominee holders will be asked to forward copies of the Notice to their beneficial owners. The Court also will require that the summary notice be published in the national edition of *The Wall Street Journal* no later than 30 days prior to the date of the Settlement Hearing.

The Notice to be distributed to Class Members will include, among other information, the following: (i) a description of the proceedings in the lawsuit; (ii) a description of the terms of the Settlement; (iii) a description of the right of Class Members to object to the Settlement at the Settlement Hearing and the procedures for presenting such objections; (iv) a detailed description of the policy regarding unitholders' requests for consent to transfer Private Units described above; and (v) a detailed description of the terms and procedures for the Exchange Program.

The Court will be informed prior to the Settlement Hearing that the parties will rely upon an exemption from 1933 Act registration contained in Section 3(a)(10) of the 1933 Act based upon Court approval of the Settlement. Any Class Member who objects to the Stipulation of Settlement, the Settlement, the class action determination, the final judgment and order of the Court, and/or the application for attorney's fees and expenses, or who otherwise wishes to be heard, may appear in person or by his attorney at the Settlement Hearing and present any evidence or argument that may be proper and relevant by, no later than ten days prior to the Settlement Hearing, filing with the Register in Chancery and serving on counsel of record a written notice of the intention to appear. Following the Settlement Hearing, the Court will be asked to approve the Settlement if it finds the terms of the Settlement to be fair, reasonable and adequate and in the best interests of the Class Members. In approving the Settlement, the Court will necessarily pass upon the terms of the Exchange Program and the form of disclosure document that will be distributed to Class Members in connection with the Exchange Program. As part of its final approval order, the Court will approve the procedural and substantive fairness of the Settlement. A copy of the form of the Court's final approval order is enclosed as Exhibit B solely for informational purposes.

Following the Court's approval of the Settlement (and the expiration of the applicable appeal period without modification to the Court's approval of the Settlement), the Partnerships will initiate the Exchange Program by mailing to Class Members disclosure materials regarding the Exchange Program.

The disclosure materials that will be distributed to Class Members in connection with the Exchange Program will include a description of the lawsuit, Settlement and Exchange Program, including risk factors and instructions to unitholders as to how to participate in the Exchange Program.

All Class Members, whether they hold Private Units or Public Units, currently receive substantial information about the business of the Partnerships. The Partnerships issue a combined annual report to their unitholders, and, since the business of Alliance Holding consists of holding Private Units and engaging in related activities, Alliance Holding's 1934 Act periodic reports contain information about Alliance Capital and include as an exhibit Alliance Capital's financial statements and management's discussion and analysis of financial conditions and results of operations. Moreover, the Alliance Holding partnership agreement requires Alliance Holding to distribute to its unitholders audited annual and unaudited quarterly financial statements of Alliance Capital. Therefore, because unitholders already receive substantial information about the Partnerships on a regular basis, the disclosure materials will not include a detailed description of the business of the Partnerships or financial statements for the Partnerships. The disclosure materials will also not include all information required by Schedule 13E-3 since, as discussed below, it is our opinion that the Exchange Program is exempt from the application of Rule 13e-3.

II. **Discussion**

A. *Exemption from Registration Under Section 3(a)(10) of the 1933 Act*

The redemption of Public Units submitted in the Exchange Program in exchange for Private Units held by Alliance Holding and the exchange of Private Units submitted in the Exchange Program for Public Units newly issued by Alliance Holding will each be conducted in reliance upon an exemption from 1933 Act registration contained in Section 3(a)(10) of the 1933 Act. Section 3(a)(10) provides an exemption from the registration provisions of the 1933 Act for, in relevant part:

> "any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear by any court..."

15 U.S.C. § 77c.

The Staff has articulated the following four requirements that must be met in order for the Section 3(a)(10) exemption to be available to an issuer that issues securities in settlement of pending class-action litigation: (1) the court must hold a hearing on the fairness of the terms and conditions of the issuance of all such securities; (2) all persons to whom such securities are to be issued must receive notice of the hearing and of the right to be heard; (3) the court must be advised prior to the hearing that if the terms and conditions of the settlement are approved, registration of the securities will not be required under the 1933 Act by virtue of the court's approval; and (4) the court must approve the fairness of the terms and conditions of the settlement. *See, e.g., Applied Magnetics Corporation*, SEC No-Action Letter (available May 30, 1995); *Information Resources, Inc.*, SEC No-Action Letter (available February 27, 1995). *See also* the Commission's Revised Staff Legal Bulletin No. 3 (CF) dated October 20, 1999 (describing generally the requirements for reliance on the Section 3(a)(10) exemption).

The Staff has issued numerous no-action letters relating to the issuance of securities in class action litigation settlements in reliance upon Section 3(a)(10).

See, e.g., Equis Financial Group Limited Partnership, SEC No-Action Letter (available October 8, 1998); *Related Capital Company*, SEC No-Action Letter (available September 30, 1996); *Applied Magnetics Corporation, supra*; *Information Resources, Inc., supra*; *Prudential-Bache Energy Production Inc.*, SEC No-Action Letter (available November 17, 1992); *Swanton Corporation*, SEC No-Action Letter (available November 26, 1984).

Each element of the Section 3(a)(10) exemption will be satisfied in connection with the Exchange Program. First, pursuant to Delaware Court of Chancery Rule 23(e) ("**Rule 23(e)**"), the Court will hold a hearing to determine whether the Settlement is fair, reasonable and adequate and in the best interests of the Class Members.

Second, the Exchange Program will be available only to Class Members, and all Class Members will receive adequate notice of the hearing and have the opportunity to object in writing and to appear in person or through counsel at the hearing. Notice of the hearing will be given by mail to Class Members who can be identified through reasonable efforts and otherwise by publication. Pursuant to Rule 23(e), these notification procedures will be approved by the Court in connection with its approval of the Notice.

Third, the Court will be formally informed as part of the Settlement stipulation that, if it determines that the Settlement is fair to the Class Members and approves the Settlement, neither (a) the Private Units to be transferred by Alliance Holding in exchange for Public Units submitted in the Exchange Program nor (b) the Public Units to be issued by Alliance Holding in exchange for Private Units submitted in the Exchange Program will be required to be registered under the 1933 Act pursuant to the Section 3(a)(10) exemption. In addition, the final order of approval to be submitted by the parties to the Court will provide that the Court was so informed prior to the Settlement Hearing.

Fourth, under Rule 23(e), for the Settlement stipulation to become effective and binding, the Court must expressly find (and the final approval order will so reflect) that the terms and conditions of the Settlement are fair, reasonable and adequate and in the best interests of all the Class Members. In order to make this finding, the Court will have to make an affirmative determination as to both the procedural and substantive fairness of the Settlement. *See Prezant v. DeAngelis*, 636 A.2d 915, 921 (Del. 1994) (explaining that a court is required to apply its own business judgment in deciding whether a proposed settlement is reasonable); *see also Polk v. Good*, 507 A.2d 531, 536 (Del. 1986)(stating that, in examining a settlement, a court must "look to the facts and circumstances upon which the claim is based, the possible defenses thereto, and then exercise a form of business judgment to determine the overall reasonableness of the settlement"). The Court's scrutiny of the Settlement will be more than cursory. *Rome v. Archer*, 197 A.2d 49, 54 (Del 1964). Instead, given the fiduciary character of a class action and pursuant to Rule 23(e), the Court must conduct a substantive review of the Settlement to determine if the Settlement is intrinsically fair. *Id.* at 53; *see also Stepak v. Tracinda Corp.*, No. 8457, 1989 WL 10084, at *6 (Del. Ch. Aug. 21, 1989); *De Angelis v. Salton/Maxim Housewares, Inc.*, 641 A.2d 834, 838 (Del. Ch. 1993) (stating that the terms of a proposed settlement must be carefully examined by a court); *In re Amsted Indus, Inc.*, 521 A.2d 1104, 1107 (Del. Ch. 1986) (finding that a court's review of a settlement involves substantive questions of whether the court has sufficient knowledge of the strengths and weaknesses of the claims and defenses to sensibly value the claims and whether the proposed settlement represents a fair judgment of the value of the claims). The Court's final approval order will state that the Court has approved the terms and conditions of the Settlement as procedurally and substantively fair. In approving the Settlement, the Court will pass upon the form of disclosure document that will be distributed in connection with the Exchange Program, and that disclosure document will describe to Class Members the different tax, liquidity and other consequences of ownership of Private Units and Public Units.

Moreover, we believe that the Delaware Court will have sufficient information before it to determine the relative value of the Public Units and Private Units that Class Members may elect to exchange for each other, as is required by Revised Staff Legal Bulletin No. 3. Since the Public Units are listed on the New York Stock Exchange, the essential question is whether the Delaware Court will have sufficient information to determine the value of the Private Units.

We note that Alliance Holding carries on no business other than holding Private Units and engaging in related activities. Accordingly, although the Private Units and Public Units represent ownership interests in distinct legal entities, they each represent an ownership interest in the same business. That is, subject to tax and liquidity considerations, each Public Unit functionally represents one Private Unit. Moreover, as described below, a one-for-one exchange ratio between Public Units and Private Units has been consistently applied throughout and is well disclosed.

From the inception of the current two-tier corporate structure, the Partnerships have had a history of valuing their respective units on a one-for-one basis. As described above, in connection with the 1999 reorganization, each holder of Public Units was given the choice of continuing to hold Public Units or exchanging Public Units for Private Units on a one-for-one basis in a registered exchange offer. Following the reorganization and the exchange offer, the general partner of Alliance Capital and Equitable Life could, in their sole discretion, allow holders of Private Units to transfer their Private Units, subject to certain limitations, to Alliance Holding in exchange for Public Units, also on a one-for-one basis.

The Alliance Capital and Alliance Holding partnership agreements contain a number of provisions that codify the one-to-one exchange ratio between the Public Units and Private Units. For instance, Section 6.01 of each partnership agreement presumptively establishes a one-for-one exchange ratio, providing that ACMC will be authorized to cause the Partnership to take all actions that may be necessary to maintain or alter the one-for-one exchange ratio of the other Partnership's units for its own units, and vice versa, if any circumstance exists or is reasonably expected to exist which ACMC determines would make that exchange ratio inappropriate. Further, Section 6.17 of the Alliance Holding partnership agreement provides that the common general partner of the Partnerships shall take the necessary actions to effect, on a one-for-one basis, exchanges of Private Units for Public Units that may be requested by Alliance Capital. Similarly, Section 6.16 of the Alliance Holding partnership agreement and Section 6.15 of the Alliance Capital partnership agreement provide for a one-to-one exchange ratio in the context of employee option plans: upon the exercise of a Public Unit option, Alliance Holding shall issue the Public Units to the optionholder and then contribute the option consideration to Alliance Capital in return for a number of Private Units equal to the number of Public Units issued to the optionholder. The provisions in the partnership agreements relating to contributions of assets by Alliance Holding to Alliance Capital and the repurchase of Public Units likewise provide for a one-to-one exchange ratio.

Moreover, the partnership agreements will also provide the Delaware Court a basis to evaluate the cash purchase price to be paid by AXA Financial for Private Units submitted in the Exchange Program with respect to which a cash election has been made. Section 4.02(e) of the Alliance Capital partnership agreement provides that Alliance Capital may issue Private Units to the Alliance Capital general partner, or an affiliate of the general partner, at a per unit price equal to the average of the last reported sales prices of a Public Unit on the New York Stock Exchange for the five prior trading days. This provision ensures that the sale of equity to any affiliate would be priced as if it were an arms-length transaction since it was recognized that the absence of a public market for the Private Units could raise difficult fiduciary duty and valuation issues for the general partner of Alliance Capital in raising capital from its parent group. The cash purchase price formula to be used in the Exchange Program is very similar: Private Units will be purchased at a price equal to the average of the closing prices of a Public Unit on the New York Stock Exchange for the five trading days ending two trading days prior to the closing of the Exchange Program offer period (or, with respect to purchases of Private Units in the calendar year following the conclusion of the offer period as described above, for the 5 trading days ending 2 trading days prior to the third business day of such following calendar year). The decision to end the valuation period two days prior to the expiration of the withdrawal rights (instead of at the time the exchange occurs as contemplated by Section 4.02(e) of the Alliance Capital partnership agreement) arose out of a desire to give Class Members holding Private Units the ability to know the cash purchase price as determined by the formula and consequently the opportunity to withdraw their Private Units from the Exchange Program if they do not like the price.

We believe that these provisions will provide the Delaware Court with sufficient information to determine the relative value of the Public Units and Private Units to be exchanged for each other and the cash purchase price to be paid for Private Units with respect to which a cash election is made. In this regard, we note that each partnership agreement was included as an annex to both the proxy statement/prospectus and the exchange offer prospectus distributed by Alliance Holding to all of its unitholders in connection with the October 1999 reorganization of its business.

Even if, however, the Delaware Court should determine that these provisions, together with the other information presented in connection with the hearing, do not provide it with sufficient information to make its fairness determination, then, because both Alliance Capital and Alliance Holding are parties to the litigation, the Delaware Court will be in a position to require each Partnership to provide it with whatever supplemental information it deems sufficient to make a value determination.

Although the Exchange Program may involve transfers by Alliance Holding of securities with respect to which it is not the issuer (*i.e.*, the transfer of Private Units in redemption of Public Units submitted in the Exchange Program), this fact should not affect the availability of the Section 3(a)(10) exemption. As an initial matter, we note that while Alliance Holding is not the issuer of the Private Units, it is an affiliate of, and shares a common general partner with, the issuer of the Private Units, Alliance Capital. In addition, Section 3(a)(10) does not by its terms restrict its availability to issuers. Rather, it applies to "any security which is issued..." This language presents a clear contrast to the language of, for example, Section 3(a)(9), which applies only to "any security exchanged by the issuer".

Moreover, the Staff has on a number of occasions granted no-action relief to allow persons other than the issuer to rely on Section 3(a)(10). For example, in *Elgin National Industries Incorporated*, SEC No-Action Letter (available May 9, 1975), the Staff granted relief to an investment company seeking to rely on Section 3(a)(10) in its settlement of litigation in part by distribution of stock of a third party issuer (which was not a party to the litigation) held by the investment company. In *Arrowhead Holding Corporation*, SEC No-Action Letter (available April 28, 1989), the Staff also granted relief to a defendant seeking to rely on Section 3(a)(10) in its settlement of litigation by distribution of stock of a third party issuer. *See also Endotronics, Inc.*, SEC No-Action Letter (available October 11, 1988), *Levin-Townsend Computer Corporation*, SEC No-Action Letter (available December 5, 1974), *Rockwood National Corporation*, SEC No-Action Letter (available April 10, 1974), *Atlantic Richfield Company*, SEC No-Action Letter (available August 2, 1973). Because both Alliance Capital and Alliance Holding are defendants in a litigation giving rise to the Exchange Program under which their respective units would be exchanged, the Court will have access to each issuer to ensure accurate disclosure.

The Staff's treatment of the Section 3(a)(10) exemption in response to requests for no-action relief has led a leading treatise to conclude: "The SEC staff has given a liberal construction to the term 'issued' in Section 3(a)(10), however, so that persons other than the issuer who wish to distribute securities under a settlement agreement may rely on the exemption." 7 J. William Hicks, *Exempted Transactions Under the Securities Act of 1933*, § 3:10, at 3-28 (2d ed. 2001).

Based upon the foregoing, in the event the Court approves the Settlement with a finding that the terms of the Settlement are procedurally and substantively fair, reasonable, and adequate, and in the best interests of the Class Members, it is our opinion that both the redemption of Public Units submitted in the Exchange Program in exchange for Private Units held by Alliance Holding and the exchange of Private Units submitted in the Exchange Program for Public Units newly issued by Alliance Holding as described above would be exempt from the registration requirements of the 1933 Act under the exemption contained in Section 3(a)(10) of the 1933 Act.

In addition, we note that because the transfers of the Private Units and Public Units in the Exchange Program will be conducted in reliance on the Section 3(a)(10) exemption, they will be freely transferable in the hands of transferees who are not affiliates of the Partnerships before or after the completion of the Exchange Program without regard to Rule 144.[3] *See* Revised Staff Legal Bulletin No. 3 (CF), *supra*.

Finally, we believe that the transfer of Public Units and Private Units by Class Members participating in the Exchange Program will be exempt from registration pursuant to Section 4(1) of the 1933 Act.

B. *Compliance with the Williams Act*

The notice and related materials to be delivered to Class Members in connection with the Settlement and Exchange Program could be deemed to be tender offer materials subject to the Williams Act. In addition, the Exchange Program pursuant to which Class Members will be offered the opportunity to exchange Public Units for Private Units and Private Units for Public Units or cash could be characterized as a tender offer and therefore subject to certain filing, disclosure and procedural requirements of the 1934 Act.[4]

Moreover, it is possible that the potential purchases by AXA Financial of Private Units could implicate Rule 13e-3. As of March 31, 2002, there were 672 holders of record of Private Units, of which 655 were Class Members holding, in the aggregate, 1,716,496 Private Units. Given the number of Class Members holding Private Units and the number of Private Units that could be exchanged in the Exchange Program for either Public Units or cash, it is conceivable that the Exchange Program could result in Private Units being held of record by fewer

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[3]Revised Staff Legal Bulletin No. 3 (CF) also provides that securities received in a Section 3(a)(10)-exempt transaction may be resold without regard to Rule 145(c) and (d) by persons who are not affiliates of any party to the transaction before the transaction and are not affiliates of the issuer of the Section 3(a)(10) securities after the transaction. However, we do not believe that the Exchange Program would be a Rule 145 transaction.

[4]The conduct of the Exchange Program by the Partnerships could be characterized as an "issuer tender offer" subject to Rule 13e-4 and Regulation 14E. The offer by AXA Financial to purchase Private Units submitted in the Exchange Program could be characterized as a tender offer subject to Regulations 14D and 14E (although AXA Financial could be characterized as an "affiliate" of the Partnerships for purposes of the definition of "issuer tender offer", Rule 13e-4(h)(4) would render Rule 13e-4 inapplicable by virtue of the application of Regulation 14D). Accordingly, we request a no-action position with respect to Rule 13e-4 and Regulation 14D and with respect to Rule 14e-1(c) as to any exchanges of Private Units that are delayed until the beginning of the calendar year following the expiration of the offer period as described above.

than 300 persons.[5] Since both Alliance Holding and AXA Financial could be deemed "affiliates" of Alliance Capital, purchases of Private Units by Alliance Holding and AXA Financial leading to such a result could be characterized as a "Rule 13e-3 transaction" and therefore subject to certain filing and disclosure requirements of Rule 13e-3.

However, based on well recognized case law and previous no-action requests granted by the Staff, it is our opinion that (i) the court-approved Exchange Program should not be characterized as a tender offer and it is therefore not subject to the filing, disclosure and procedural requirements of Rule 13e-4, Regulation 14D and Rule 14e-1(c); (ii) the process being followed in connection with the approval of the Settlement will make the transactions pursuant to the Court-approved Exchange Program (including the cash purchase of Private Units by AXA Financial) exempt from the Williams Act, including Rule 13e-4 and Regulation 14D and Rule 14e-1(c) with respect to any exchanges of Private Units that are delayed until the beginning of the calendar year following the expiration of the offer period as described above; and (iii) the Exchange Program is not subject to the filing and disclosure requirements of Rule 13e-3 by virtue of the Rule 13e-3(g)(2) exemption.

1. Definition of Tender Offer

The term "tender offer" is not defined in the 1934 Act or the rules and regulations thereunder. In the widely cited opinion of *Wellman v. Dickinson*, 475 F. Supp. 783 (S.D.N.Y. 1979), *aff'd*, 682 F.2d 355 (2d Cir. 1982), *cert. denied*, 460 U.S. 1069 (1983), the District Court at pages 823-824 identified seven elements suggested by the Staff as being characteristic of a "tender offer": (1) active and widespread solicitation of public security holders; (2) solicitation for a substantial percentage of the outstanding securities; (3) an offer to purchase made at a premium over the prevailing market price; (4) an offer containing terms which are firm, rather than negotiable; (5) consummation of the offer being contingent on the tender of a fixed minimum number of shares, often subject to a fixed maximum number of shares to be purchased; (6) an offer being open for only a limited time period; and (7) offerees being subjected to pressure to sell.

[5]The Partnerships believe that the Exchange Program does not have either a reasonable likelihood or a purpose of producing any of the effects described in Rule 13e-3(a)(ii) with respect to the Public Units, and, therefore, the transfer of Public Units pursuant to the Exchange Program is not a "Rule 13e-3 transaction".

Only Class Members, not all holders of Public Units and Private Units, will be offered the opportunity to participate in the Exchange Program. Furthermore, as discussed above, the limitations on the number of Private Units and Public Units that may be accepted in the Exchange Program signify that no more than 2.4% of the outstanding Public Units may be exchanged and no more than 1.4% of the outstanding Private Units may be exchanged (or purchased by AXA Financial) pursuant to the Exchange Program.

Moreover, it should be noted that the terms of the Settlement are the result of extensive negotiations with plaintiffs' counsel and remain subject to modification by the Court after the fairness hearing at which Class Members will have the opportunity to be heard and present evidence. Since the interests of the Class Members have thus been represented throughout the process that produced the final terms of the Settlement and the Exchange Program, it would not be accurate to conclude that the terms of the Settlement or the Exchange Program being offered to Class Members are fixed.

As to the other *Wellman* factors (which generally address the coercive nature of a tender offer), we note that (i) the concept of "premium price" is not an element of the Exchange Program, (ii) the consummation of exchanges (and, potentially in the case of Private Units, purchases) through the Exchange Program is not contingent upon the submission of a minimum number of Private Units or Public Units and (iii) Class Members will have at least 30 days from mailing of the Exchange Program disclosure materials to consider whether or not to participate in the Exchange Program. The foregoing factors, considered with the fact that the Settlement has been and will be (i) the product of protracted negotiations with plaintiffs' counsel, (ii) subject to Class Members' opportunity to be heard and (iii) ultimately contingent on Court approval, including a finding of fairness, supports a conclusion that the Exchange Program contemplated by the Settlement is not coercive to Class Members.

2. Burdensome and Duplicative Nature of Compliance

Even if the Staff were to conclude that the Exchange Program pursuant to the Settlement constitutes a tender offer, we believe that the protections afforded by Court approval make any filings under the Williams Act duplicative and burdensome to the Partnerships and AXA Financial and the Class Members, who, as unitholders of the Partnerships, will ultimately bear the cost.

The rationale behind the Section 3(a)(10) exemption is to provide an exception to the statutory disclosure requirements where the terms and conditions of a transaction are subject to the supervision and approval of a court. *See generally SEC v. Blinder Robinson & Co.*, 511 F. Supp. 799 (D. Colo. 1981). Section 3(a)(10) furthers the underlying purpose of the federal securities laws – protection of investors through full disclosure of material information – by requiring court approval of the fairness of the terms of a proposed settlement. While the statutory exemption of Section 3(a)(10) applies only with respect to the registration requirements of the 1933 Act, the underlying policy considerations apply equally to the filing requirements of the 1934 Act. In both instances, the interests of investors are adequately protected by the procedures followed in the judicially approved settlement. For that reason, it has become well established that a judicially approved agreement, even if it contemplates "what might technically be construed as a tender offer," is not subject to the Williams Act. *Brucker v. Thyssen-Bornemisza Europe N.V.*, 424 F. Supp. 679, 691 (S.D.N.Y. 1976), *aff'd sub nom., Brucker v. Indian Head, Inc.*, 559 F.2d 1202 (2d Cir.), *cert. denied*, 434 U.S. 897 (1977).

In *Brucker*, the parties moved for court approval of a proposed settlement of three consolidated class action suits arising out of a tender offer dispute. The settlement agreement provided for the merger of two defendant companies upon which all three plaintiff classes – shareholders, holders of convertible debentures and warrantholders – would receive cash in exchange for securities.[6] The court rejected a claim that a notice of settlement would violate Sections 13(d), 13(e), 14(d) and 14(e) of the 1934 Act, and the rules promulgated under those sections, stating that "we think that these sections were not meant to apply to judicially approved settlement agreements...." *Brucker*, 424 F. Supp. at 691. In coming to this conclusion, the court took into account both legislative history and the underlying policies involved. In particular, the court noted that "the overriding purpose of Congress in enacting this legislation was *to protect the individual investor...*" *Id.* (*quoting Bath Industries Inc. v. Blot*, 427 F.2d 97, 109 (7th Cir. 1970)) (emphasis in original). In dismissing the plaintiffs' objections, the court held:

> "[T]he individual investors have been more than adequately protected by the procedures following in the instant judicially-approved settlement, where the individual investor has had full notification of the

[6]The convertible debenture holders had the option of holding the debentures until maturity, receiving cash in exchange for the debentures or receiving cash at a later time prior to maturity.

> terms of the offer, the people or groups involved, the purpose of the offer and the plans of the offeror. Thus we conclude that the filing requirement of the Williams Act does not preclude this settlement."

Brucker, 424 F. Supp. at 692.

The *Brucker* court's decision was followed in *Gilbert v. Bagley*, 492 F.Supp. 714 (M.D.N.C. 1980). In *Gilbert*, the plaintiff class members who had opted out of a prior settlement brought suit claiming that the settlement violated the Williams Act. The settlement agreement required the defendant company to offer to purchase for cash the shares held by plaintiffs who had claims arising out of a previous merger transaction. Upon consideration of plaintiffs' claim, the court decided that the scope of the tender offer rules should be limited to more traditional types of tender offers. In dismissing the plaintiffs' complaint, the court held that "the *Brucker* decision, resting as it does upon the Williams Act's purpose and legislative history and securities policy, is determinative of the instant issue." *Id.* at 731. The court noted that the litigation settlement "provided the requisite information for affected shareholders and the continuing supervision of the court afforded an extra measure of shareholder protection. " *Id.*

The Commission has taken a position similar to that of the *Brucker* and *Gilbert* courts in several no-action letters. *See, e.g., Equis Financial Group Limited Partnership, supra*; *Related Capital Company, supra*; *Prudential-Bache Energy Production Inc., supra*; *Swanton Corporation, supra.*

The purpose of the filing requirements of the 1934 Act is to prevent fraudulent or deceptive conduct through public disclosure. Here, in determining whether to approve the Settlement, the Court will consider the fairness of the Settlement. Moreover, Class Members will receive a judicially sanctioned disclosure document containing all the material information about the Settlement and the Exchange Program and substantially the same information as Class Members would receive if the Settlement and Exchange Program were subject to Regulation 14D. Finally, from the commencement of the Exchange Program, Class Members will have at least 30 days to determine whether they would like to participate in the Exchange Program and the right to withdraw any previously submitted Private Units or Public Units prior to the termination of the offer period (and, with respect to any Private Units the exchange of which has been delayed until the beginning of the following calendar year as described above, prior to shortly before those exchanges are ultimately consummated).

Given that the Settlement must be approved by the Court, that the Settlement has been reached only after extensive arm's length negotiations and that it has been designed to ensure that Class Members are treated fairly as required by the securities laws, we believe that the Settlement and the Exchange Program should be considered by the Staff to be consistent with those laws and be permitted to be implemented under the jurisdiction of the Court.

3. Exemption from Rule 13e-3

It is possible, depending on the number of Class Members submitting Private Units for either Public Units or cash as compared to the number of Class Members submitting Public Units for Private Units, that the Exchange Program will result in Private Units being held of record by fewer than 300 persons. However, we believe that the Exchange Program falls within the Rule 13e-3(g)(2) exemption, and, accordingly, is not subject to the filing and disclosure requirements of Rule 13e-3.

Rule 13e-3(g)(2) exempts:

> "[a]ny Rule 13e-3 transaction in which the security holders are offered or receive only an equity security, *provided* that: (i) Such security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock; (ii) Such equity security is registered pursuant to Section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to Section 15(d) of the Act; and (iii) If the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association".

In addition, the Staff has taken the position that the Rule 13e-3(g)(2) exemption is available not just for transactions that involve purely an exchange of equity securities, but also for transactions involving a cash election if all security holders may elect to receive either an equity security meeting the requirements of subparagraphs (g)(2)(i)-(iii) or cash, so long as "each alternative is of substantially equal value". "Interpretive Release Relating to Going Private Transactions Under Rule 13e-3", Release No. 34-17719 (April 13, 1981), Question 11. *See also, e.g., Canadian Pacific Limited,* SEC No-Action Letter (June 26, 1996); *Devon Energy Corporation,* SEC No-Action Letter (October 28, 1988).

The Exchange Program meets these requirements. Class Members submitting Private Units have the right to elect to receive cash in lieu of Public Units, but the "default" option (*i.e.*, the option that will prevail if a Class Member fails to make an election) will be that such Class Members will receive Public Units newly issued by Alliance Holding in exchange for their excess Private Units. Establishing the receipt of Public Units as the default option is in accordance with the position taken by the Staff in prior no-action letters. *See Southmark Corporation,* SEC No-Action Letter (February 20, 1984).

Furthermore, the cash price at which Private Units will be purchased will, as described above, be the average closing prices of a Public Unit on the New York Stock Exchange for the 5 days ending 2 trading days prior to, with respect to Private Units purchased at the end of the offer period, the closing of the offer period or, with respect to Private Units purchased in the following calendar year in the circumstances described above, the third business day of such following calendar year. This formula ensures that Class Members electing to receive cash and Class Members electing to receive Public Units will receive consideration of "substantially equal value" for their Private Units, regardless of whether their Private Units are purchased for cash or exchanged for Public Units at the end of the offer period or in the following calendar year.

In addition, the Public Units meet the requirements of subparagraphs (g)(2)(i)-(iii). The condition with respect to subparagraph (g)(2)(i) is satisfied for two reasons. First, the Public Units and Private Units are equity securities that have substantially the same rights. Second, although Alliance Holding and Alliance Capital cannot issue common stock since they are partnerships, not corporations, the Public Units and Private Units represent the partnership equivalent of common stock. *See, e.g., Snyder Oil Partners, L.P. Blackgold Energy Resources, Inc.*, SEC No-Action Letter (September 18, 1987) (the Staff concurring that the Rule 13e-3(g)(2) exemption was available for an acquisition in which a limited partnership offered its common units of limited partnership interests to shareholders of a corporation in exchange for their common stock).

The condition with respect to subparagraph (g)(2)(ii) is also satisfied: the Public Units are registered pursuant to Section 12 of the Act.

Finally, the condition with respect to subparagraph (g)(2)(iii) is inapplicable since the Private Units are neither listed on a national securities exchange nor authorized to be quoted in an inter-dealer quotation system of a registered national securities association. (We note, however, that the Public Units to be issued in exchange for Private Units to those Class Members that do not elect to receive cash will be listed on the New York Stock Exchange.)

* * *

We respectfully request that you advise us that the Staff will not recommend any enforcement action to the Commission if the Settlement and Exchange Program are effected without registration under the 1933 Act and without adhering to the foregoing requirements of the Williams Act and the rules and regulations promulgated thereunder.

If you have any questions concerning the foregoing or if additional information is required, please call the undersigned at (212) 450-4618 or Marc Williams at (212) 450-6145.

Very truly yours,



Phillip R. Mills

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4618

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HONG KONG

July 22, 2002

Re: **Revised Request for No-Action Letter and Confidential Treatment**

Mr. David Lee
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ms. Pam Carmody
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Lee and Ms. Carmody:

On behalf of Alliance Capital Management Holding L.P., Alliance Capital Management L.P., Alliance Capital Management Corporation and AXA Financial, Inc., in accordance with Securities Act Release No. 6269, we hereby enclose one original and seven copies of a revised version (the "Revised Request") of the letter dated June 3, 2002 (the "June Request") requesting that the staff of the Division of Corporation Finance (the "Staff") recommend that the Securities and Exchange Commission take no action with respect to certain transactions described in the June Request. For your convenience, we have also enclosed a marked copy of the Revised Request showing all changes from the June Request. As stated in the Revised Request, the Revised Request replaces the June Request, and we hereby withdraw the June Request. The Revised Request reflects the various conversations we have had with you regarding the June Request.

Pursuant to 17 C.F.R. § 200.81(b), we hereby request that this letter, the Revised Request enclosed herewith and any response by the Staff hereto or thereto remain confidential for a period ending on the earlier of (i) 120 days from the date of the Staff response to the Revised Request and (ii) the date any of the parties to the proposed Settlement (as such term is defined in the Revised Request) make publicly available any of the information contained in this letter and the Revised Request. The proposed Settlement remains subject to court approval, and premature disclosure of the proposed terms could be prejudicial to a successful conclusion of the Settlement.

If you have any questions, please do not hesitate to call the undersigned at (212) 450-6145 or Phillip Mills at (212) 450-4618.

Very truly yours,



Marc O. Williams